SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

2007 Third Quarterly Report, dated October 26, 2007	Exhibit 99.1

Announcement on Share Reform dated October 28, 2007	Exhibit 99.2

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 29, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

3

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2007 Third Quarterly Report

This announcement is published simultaneously in Shanghai pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant that there are no false representations, or misleading statements contained in, or material omissions from this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting.

1.3	The financial statements of the Company’s third quarterly report were unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager (Accounting Chief) hereby warrant the truthfulness and completeness of the financial report contained in this report.

§2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase/ (decrease) as compared to the end of the previous year (%)
Total assets (‘000)	29,613,486	28,098,679	5.39
Shareholders’ equity (excluding minority interests) (‘000)	21,003,896	19,412,895	8.20
Net asset value per share (RMB)	2.917	2.696	8.20

	From the beginning of the year to the end of the reporting period (January-September)	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (‘000)	2,018,475	31.74
Net cash flow per share from operating activities (RMB)	0.280	31.74

	The reporting period (July-September)	From the beginning of the year to the end of the reporting period (January-September)	Increase/ (decrease) as compared to the corresponding period of the previous year (%)
Net (loss) / profit attributable to equity shareholders of the Company (‘000)	(94,722)	1,657,175	—
Basic (losses) / earnings per share (RMB)	(0.013)	0.230	—
Basic earnings per share excluding non-recurring items (RMB)	—	0.180	—
Return on net assets (%)	(0.451)	7.890	8.151 percentage points increase
Return on net assets excluding non-recurring items (%)	(1.040)	6.154	6.372 percentage points increase

Non-recurring items	From the beginning of the year to the end of the reporting period (January-September) (‘000)
Gains from disposal of non-current assets	575,212
Net income of non-operating income/(expenses) other than those mentioned above	(31,083)
Less: Tax effect for the above items	179,563

Total	364,566

2.2	Number of shareholders at the end of the reporting period and shareholdings of the top ten holders of circulating shares

Unit: Share
Total number of shareholders as at the end of the reporting period	123,026

	Shareholdings of the top ten holders of circulating shares
Name of shareholders	Number of shares in circulation held at end of the reporting period	Type of shares
HKSCC (Nominees) Ltd. ( )	2,181,089,401	Overseas listed foreign shares

Hong Kong and Shanghai Banking Corporation (Nominees) Limited ( )	120,000,000	Overseas listed foreign shares

China Minsheng Banking Corp., Ltd.—Orient Selected Mixed Open-end Securities Investment Fund ( )	57,632,469	RMB-denominated ordinary shares

Bank of Communications—Fortis Haitong Selected Securities Investment Fund ( )	14,000,000	RMB-denominated ordinary shares

ICBC—Bosera Selected Equity Securities Investment Fund ( )	9,999,912	RMB-denominated ordinary shares

Bank of China—Fortis Haitong Equity Securities Investment Fund ( )	7,431,143	RMB-denominated ordinary shares

Bank of China—Fortis Haitong Income Growth Securities Investment Fund ( )	6,695,794	RMB-denominated ordinary shares

China Merchants Bank Co., Ltd.—SSE Dividend Transaction Open-end Index Securities Investment Fund ( )	6,636,243	RMB-denominated ordinary shares

Bank of China—Fortis Haitong Selected Mixed Securities Investment Fund 2 Portfolio ( )	6,500,000	RMB-denominated ordinary shares

Bank of China—Harvest Shanghai Shenzhen 300 Index Securities Investment Fund ( )	5,600,405	RMB-denominated ordinary shares

§3	IMPORTANT ITEMS

3.1	Situation and reasons for the significant changes in the items of accounting statements, financial indicators of the Company

Unit: RMB’000

Item	For the nine months ended 30 September		Increase amount	Change (%)	Reasons for change
	2007	2006
Operating profit	2,287,888	73,941	2,213,947	2994.21	A decrease of the cost of crude oil processing and an increase of the prices of the major products in the first half as compared to the corresponding period of the previous year; increased investment income
Profit before taxation	2,227,543	39,992	2,187,551	5469.97
Net profit	1,700,056	16,248	1,683,808	10363.17
Net profit/(loss) attributable to equity shareholders of the Company	1,657,175	(48,638)	1,705,813	—
Investment income	1,124,650	429,184	695,466	162.04	Gain from disposal of available-for-sale financial assets in the stock market and increased investment income from Shanghai Secco Petrochemical Company Limited

3.2	Other major events which require explanations

3.2.1	The Company holds stakes in other listed companies and investments in securities

No.	Stock code	Abbreviation	Number of shares held (shares)	Percentage of shareholding in that company (%)	Initial investment cost (RMB)	Account category
1	600837	HTSEC	4,952,049	0.15	11,164,000.00	Long-term equity investment
2	600000	SPDB	6,268,998	0.14	4,590,413.53	Available-for-sale financial assets
3	600527	JNGX	2,809,271	1.20	1,903,300.00	Long-term equity investment
4	600322	TJRP	60,000	0.01	97,362.88	Available-for-sale financial assets
Total			—	—	17,755,076.41	—

3.2.2	The Company holds stakes in unlisted financial enterprises and companies that plan to list

Entities	Initial investment cost (RMB)	Number of shares held (shares)	Percentage of shareholding in that company (%)	Book value at the end of the period (RMB)
Guotai Junan Securities Co. Ltd	7,084,300.00	7,604,140	0.16	7,084,300.00
Guotai Junan Asset Management Co.	575,700.00	617,917	0.16	575,700.00

Sub-total	7,660,000.00	8,222,057	—	7,660,000.00

By order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 26 October 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

§4 APPENDIX

Consolidated Balance Sheet

Unit: ‘000; Currency: RMB; Account Category: Unaudited

	At 30 September 2007	At 31 December 2006
Assets

Current assets
Cash at bank and in hand	1,069,264	894,650
Bills receivable	918,965	1,273,233
Trade debtors	693,905	624,890
Advance payments	238,013	350,895
Other debtors	194,202	236,227
Inventories	5,351,113	4,163,256

Total current assets	8,465,462	7,543,151

Non-current assets
Available-for-sale financial assets	329,780	81,119
Long-term equity investments	3,559,005	3,536,402
Investment property	498,357	501,904
Fixed assets	14,053,189	13,606,924
Construction in progress	1,893,027	2,009,797
Intangible assets	567,428	605,719
Long-term deferred expenses	199,766	185,180
Deferred tax assets	47,472	28,483

Total non-current assets	21,148,024	20,555,528

Total assets	29,613,486	28,098,679

Liabilities and shareholder’s equity

Current liabilities
Short-term loans	1,356,986	1,853,692
Short-term debentures payable	2,000,000	2,000,000
Bills payable	533,196	42,726
Trade creditors	1,734,617	1,510,688
Receipts in advance	678,673	403,620
Staff costs payable	43,854	89,458
Taxes payable	(32,108)	269,498
Interests payable	73,022	26,386
Dividend payable	17,486	—
Other payables	510,232	397,382
Current portion of non-current liabilities	259,097	416,645

Total current liabilities	7,175,055	7,010,095

Non-current liabilities
Long-term loans	754,995	1,063,654
Deferred tax liabilities	114,301	24,672
Other non-current liabilities	266,265	251,350

Total non-current liabilities	1,135,561	1,339,676

Total liabilities	8,310,616	8,349,771

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserves	3,189,382	2,967,556
Surplus reserves	4,622,493	4,622,493
Undistributed profits	5,992,021	4,622,846

Total equity attributable to equity shareholders of the Company	21,003,896	19,412,895
Minority interests	298,974	336,013

Total equity	21,302,870	19,748,908

Total liabilities and shareholders’ equity	29,613,486	28,098,679

Balance Sheet

Unit: ‘000; Currency: RMB; Account Category: Unaudited

	At 30 September 2007	At 31 December 2006
Assets

Current assets
Cash at bank and in hand	789,458	551,693
Bills receivable	871,141	980,026
Trade debtors	458,934	347,630
Advance payments	221,605	328,882
Other debtors	147,382	241,935
Inventories	4,890,205	3,584,431

Total current assets	7,378,725	6,034,597

Non-current assets
Available-for-sale financial assets	329,122	66,994
Long-term equity investments	5,241,873	5,524,040
Investment property	573,056	584,247
Fixed assets	12,564,012	11,842,516
Construction in progress	1,880,565	2,006,056
Intangible assets	464,035	496,160
Long-term deferred expenses	192,956	176,213
Deferred tax assets	47,472	28,483

Total non-current assets	21,293,091	20,724,709

Total assets	28,671,816	26,759,306

Liabilities and shareholders’ equity

Current liabilities
Short-term loans	966,986	1,618,692
Short-term debentures payable	2,000,000	2,000,000
Bills payable	606,178	1,141
Trade creditors	1,468,756	879,972
Receipts in advance	611,146	373,774
Staff costs payable	27,419	39,800
Taxes payable	(30,469)	271,382
Interests payable	73,022	26,386
Dividend payable	12,867	—
Other payables	947,529	604,183
Current portion of non-current liabilities	259,097	383,034

Total current liabilities	6,942,531	6,198,364

Non-current liabilities
Long-term loans	445,050	873,710
Deferred tax liabilities	114,116	22,987
Other non-current liabilities	266,265	251,350

Total non-current liabilities	825,431	1,148,047

Total liabilities	7,767,962	7,346,411

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserves	3,189,006	2,967,556
Surplus reserves	4,622,493	4,622,493
Undistributed profits	5,892,355	4,622,846

Total equity	20,903,854	19,412,895

Total liabilities and shareholders’ equity	28,671,816	26,759,306

Consolidated Income Statement

January—September 2007

Unit: ‘000; Currency: RMB; Account Category: Unaudited

	The reporting period (July-September)	The corresponding period of the previous year (July-September)	From the beginning of the year to the end of the reporting period (January-September)	From the beginning of the previous year to the end of the corresponding period of the previous year (January-September)
Operating income	12,675,492	13,965,870	39,558,923	37,816,915
Less: Cost of sales	12,352,308	13,277,308	36,031,006	35,660,011
Sales taxes and surcharges	169,068	184,409	521,144	500,413
Selling expenses	118,693	130,729	361,794	411,742
Administrative expenses	520,524	473,377	1,333,882	1,386,188
Financial expenses	59,308	33,249	148,065	140,584
Impairment losses on assets	(100)	36,726	(206)	73,220
Add: Investment income	339,116	190,783	1,124,650	429,184
Including: Investment income from associates and jointly controlled entities	133,520	184,274	516,680	359,430

Operating (loss) / profit	(205,193)	20,855	2,287,888	73,941
Add: Non-operating income	8,874	13,095	19,843	33,144
Less: Non-operating expenses	28,381	24,804	80,188	67,093
Including: Losses on disposal of non-current assets	17,406	1,522	33,546	3,689

(Loss) / profit before taxation	(224,700)	9,146	2,227,543	39,992
Less: Income tax	(142,398)	12,616	527,487	23,744

Net (loss) / profit	(82,302)	(3,470)	1,700,056	16,248

Attributable to equity shareholders of the Company	(94,722)	(32,740)	1,657,175	(48,638)
Minority interests	12,420	29,270	42,881	64,886

Basic and diluted (losses) / earnings per share	(0.013)	(0.005)	0.230	(0.007)

Income Statement

January—September 2007

Unit: ‘000; Currency: RMB; Account Category: Unaudited

	The reporting period (July-September)	The corresponding period of the previous year (July-September)	From the beginning of the year to the end of the reporting period (January-September)	From the beginning of the previous year to the end of the corresponding period of the previous year (January-September)
Operating income	11,502,283	12,133,904	35,419,836	33,559,415
Less: Cost of sales	11,296,551	11,645,979	32,270,719	31,931,934
Sales taxes and surcharges	166,334	181,130	511,646	492,983
Selling expenses	98,663	104,027	295,913	325,204
Administrative expenses	457,794	387,363	1,152,076	1,172,971
Financial expenses	51,835	25,416	122,769	111,995
Impairment losses on assets	—	34,210	143	67,482
Add: Investment income	327,524	225,612	1,029,590	519,993
Including: Investment income from associates and jointly controlled entities	125,488	164,574	496,612	335,818

Operating (loss) / profit	(241,370)	(18,609)	2,096,160	(23,161)
Add: Non-operating income	8,059	8,413	16,878	14,445
Less: Non-operating expenses	27,455	19,447	67,304	48,287
Including: Losses on disposal of non-current assets	17,399	—	23,258	958

(Loss) / Profit before taxation	(260,766)	(29,643)	2,045,734	(57,003)
Less: Income tax	(157,493)	(3,852)	488,225	(15,314)

Net (loss) / profit	(103,273)	(25,791)	1,557,509	(41,689)

Basic and diluted (losses) / earnings per share	(0.014)	(0.004)	0.216	(0.006)

Consolidated Cash Flow Statement

January—September 2007

Unit: ‘000; Currency: RMB: Account Category: Unaudited

	From the beginning of the year to the end of the reporting period (January-September)	From the beginning of the previous year to the end of the corresponding year (January-September)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	47,213,089	44,346,327
Refund of taxes and levies	11,611	62,189
Other cash received relating to operating activities	8,059	9,705

Sub-total of cash inflows	47,232,759	44,418,221

Cash paid for goods and services	(42,378,410)	(40,661,678)
Cash paid to and on behalf of employees	(1,360,321)	(1,269,487)
Taxes paid	(1,211,204)	(669,750)
Other cash paid relating to operating activities	(264,349)	(285,186)

Sub-total of cash outflows	(45,214,284)	(42,886,101)

Net cash flows from operating activities	2,018,475	1,532,120

Cash flows from investing activities:
Cash received from disposal of investments	750,523	185,184
Cash received from investment income	389,465	71,588
Cash received from disposal of fixed assets and intangible assets	54,761	210,286
Other cash received relating to investing activities	32,820	34,664

Sub-total of cash inflows	1,227,569	501,722

Cash paid for acquisition of fixed assets and intangible assets	(1,613,874)	(1,546,563)
Cash paid for purchase of investments	—	(77,638)

Sub-total of cash outflows	(1,613,874)	(1,624,201)

Net cash flows from investing activities	(386,305)	(1,122,479)

Cash flows from financing activities:
Proceeds from issuance of corporate bonds	—	977,800
Proceeds from borrowings	11,927,838	11,437,281

Sub-total of cash inflows	11,927,838	12,415,081

Repayment of borrowings	(12,874,756)	(11,917,765)
Cash paid for dividends, profit distribution and interest	(508,721)	(1,038,947)

Sub-total of cash outflows	(13,383,477)	(12,956,712)

Net cash flows from financing activities	(1,455,639)	(541,631)

Effect of foreign exchange rate changes	(1,917)	(118)

Net increase / (decrease) in cash and cash equivalents	174,614	(132,108)

Add: Cash and cash equivalents at the beginning of the period	894,650	1,347,237

Cash and cash equivalents at the end of the period	1,069,264	1,215,129

Cash Flow Statement

January—September 2007

Unit: ‘000; Currency: RMB; Account Category: Unaudited

	From the beginning of the year to the end of the reporting period (January-September)	From the beginning of the previous year corresponding period of the previous year (January-September)
Cash flows from operating activities:
Cashed received from sale of goods and rendering of services	41,647,691	39,069,728
Refund of taxes and levies	—	52,285
Other cash received relating to operating activities	5,183	4,367

Sub-total of cash inflows	41,652,874	39,126,380

Cash paid for goods and services	(37,232,719)	(36,031,577)
Cash paid to and on behalf of employee	(979,219)	(858,689)
Taxes paid	(1,152,935)	(583,460)
Other cash paid relating to operating activities	(182,045)	(233,579)

Sub-total of cash outflows	39,546,918	37,707,305

Net cash flows from operating activities	2,105,956	1,419,075

Cash flows from investing activities:
Cash received from disposal of investments	583,558	86,258
Cash received from investment income	669,690	189,713
Cash received from disposal of fixed assets and intangible assets	33,856	126,590

Other cash received relating to investing activities	26,430	28,897

Sub-total of cash inflows	1,313,534	431,458

Cash paid for acquisition of fixed assets and intangible assets	(1,587,414)	(1,392,602)

Sub-total of cash outflows	(1,587,414)	(1,392,602)

Net cash flows from investing activities	(273,880)	(961,144)

Cash flows from financing activities:
Proceeds from issuance of corporate bonds	—	977,800
Proceeds from borrowings	11,482,838	11,078,954

Sub-total of cash inflows	11,482,838	12,056,754

Repayment of borrowings	(12,680,765)	(11,566,533)
Cash paid for dividends, profit distribution and interest	(396,328)	(928,535)

Sub-total of cash outflows	(13,077,093)	(12,495,068)

Net cash flows from financing activities	(1,594,255)	(438,314)

Effect of foreign exchange rate changes	(56)	(14)

Net increase in cash and cash equivalents	237,765	19,603

Add: Cash and cash equivalents at the beginning of the period	551,693	821,564

Cash and cash equivalents at the end of the period	789,458	841,167

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Special Notice:

•	The Company will not disclose its A-share share reform proposal within the upcoming week. Investors are reminded to be aware of investments risks.

•	At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

1.	Current Status of the Share Reform Proposal by Holders of Non-Circulating Shares of the Company

At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

2.	Status of the Sponsoring Institution for the Share Reform of the Company

At present, the Company has not entered into any share reform sponsorship agreement with a sponsoring institution.

3.	Confidentiality and Responsibilities of Directors

All directors of the Company have confirmed and clearly informed the relevant parties to fulfill the obligation of confidentiality in accordance with the requirements of Article 7 of the Measures on the Administration of Share Reforms by Listed Companies.

All directors of the Company warrant the timely disclosure of matters in relation to the share reform in accordance with the requirements of Rules 7.3 and 7.4 of the Rules Governing Listing of Stocks on Shanghai Stock Exchange.

All directors of the Company have confirmed that they are aware of the penalties for failure to make statutory information disclosure and for insider dealing as stipulated in the Criminal Law, the Securities Law and the Measures on the Administration of Share Reforms by Listed Companies.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 28 October 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.